December 15, 2004

Via Facsimile at (314) 615-6001 and U.S. Mail

Robert Wexler
Gallup, Johnson & Neuman, L.C.
101 South Hanley, Suite 1600
Saint Louis, MO 63105

Re:	Maverick Tube Corporation
	Schedule TO-I filed December 2, 2004
      File No. 5-42504

      Form S-4 filed December 1, 2004
      File No. 333-120923

Dear Mr. Wexler:

	We have the following comments on your filing. The scope of our review has been limited to the terms of the exchange offer.

Schedule TO-I
1. We are unable to locate the disclosure required by Item 1003(c) of
Regulation M-A.  Please advise

Registration Statement
2. Confirm supplementally, if true, that you applied the guidance in
EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction

General
3. Supplementally explain to us when, and in what type of transaction, the original notes were first issued.


Cover Page
4. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.
5. In addition, supplementally explain why you are not registering the righs associated with the stockholders rights plan discussed on page 70. If you register the rights, please revise throughout the document and legality opinion.

Cover Page
6. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.
7. Include a brief description of your reasons for undertaking the exchange offer, including the new EITF guidance.

Where you can find more information
8. You state that you incorporate by reference all future filings until the date of expiration. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO.
Please revise as appropriate.

Forward-Looking Information
9. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A
No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.
10. Delete the statement that you have no obligation to update forward-looking information. In that alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e-4(e)(3).


The exchange offer, page 2
11. Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported
EPS
would be if the exchange did not occur.

Material differences between the old notes and new notes, page 6
12. Revise the summary of material differences of the debentures to summarize the material risks of the new notes where those risks differ from the risks of the old notes. In this regard, we note that your disclosures beginning on page 13 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures
13. In addition, describe the effect on the Company`s liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.

Risk Factors, page 14

You should consider the United States federal income Tax consequences of owning new notes, page 14
14. Revise your risk factor and the risk factor subheading to emphasize the potential adverse consequences of your "position" being incorrect. In that regard, we note that you do not reference the potential taxable nature of the transaction.

Conditions for Completion of the Exchange Offer, page 29
15. We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the failure of the conditions." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company.
Please confirm your understanding of our position.

Exchange Agent, page 35
16. You state that Banc of New York will be paid "reasonable and customary fees." Revise your disclosure to quantify the compensation as required by Item 1009 of Regulation M-A for each entity named in this section. Provide corresponding disclosure for your dealer manager.


Material United States Federal Income Tax Considerations, page 72
17. Revise this section to eliminate reference this section being a
"summary."  Based on the short-form opinion set forth in exhibit
8.1,
this section constitutes the opinion of counsel. Revise this section to clarify that the discussion is counsel`s opinion.
18. When rendering its opinion, counsel should be clear as to the degree of uncertainty associated with the tax consequences of the exchange offer. Please revise to clarify the degree of uncertainty.
Further, the opinion and this section should not include ambiguous statements such as "we cannot assure." In order to expedite the review process, we recommend that you contact the staff for assistance if necessary.

Exhibit 8.1
19. If counsel elects to use a short-form opinion, the exhibit and prospectus both must state clearly that the tax discussion in the prospectus is counsel`s opinion. A statement that the discussion is accurate is not sufficient.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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December 15, 2004
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE